Filed Pursuant to Rule 424(b)5
                                           Registration Statement No. 333-52161
PROSPECTUS SUPPLEMENT
(To Prospectus dated March 28, 2001)
--------------------------------------------------------------------------------
6,500,000 Shares
[ALLETE LOGO]


COMMON STOCK
--------------------------------------------------------------------------------

Outstanding shares of common stock, without par value, together with attached preferred share purchase rights (collectively "common stock") of ALLETE, Inc. are, and the shares of common stock offered hereby ("Offered Stock") will be, listed on the New York Stock Exchange (Symbol: ALE). The last reported sale price of the common stock on the New York Stock Exchange composite tape on May 23, 2001 was $23.68 per share.

The underwriters have a 30-day option to purchase a maximum of 975,000 additional shares to cover over-allotments of shares.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS ARE TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                    Underwriting    Proceeds to
                                                        Price to    discounts and  ALLETE (before
                                                         Public      commissions      expenses)
------------------------------------------------------ ------------ -------------- ---------------
Per Share                                                $23.68        $0.9472       $22.7328
------------------------------------------------------ ------------ -------------- ---------------
Total                                                  $153,920,000   $6,156,800    $147,763,200
------------------------------------------------------ ------------ -------------- ---------------
Total Assuming Full Exercise of Over-Allotment Option  $177,008,000   $7,080,320    $169,927,680
------------------------------------------------------ ------------ -------------- ---------------

ALLETE currently expects to deliver the Offered Stock to the underwriters in New York City on or about May 30, 2001

                                   UBS Warburg

Robert W. Baird & Co.                                Janney Montgomery Scott LLC




                    Prospectus Supplement dated May 24, 2001.

                                 [ALLETE LOGO]


       [GRAPH DEPICTING ASSETS BY BUSINESS SEGMENT AS OF MARCH 31, 2001]

       [MAP DEPICTING LOCATION OF ALLETE OPERATIONS AS OF APRIL 30, 2001]

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS. NEITHER ALLETE NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER ALLETE NOR ANY UNDERWRITER IS MAKING AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                           ---------------------------

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----


                              PROSPECTUS SUPPLEMENT

About this Prospectus Supplement.............................................S-4
Summary .....................................................................S-4
The Offering.................................................................S-4
ALLETE.......................................................................S-4
Selected Financial Information...............................................S-8
Capitalization...............................................................S-9
Use of Proceeds..............................................................S-9
Dividends and Price Range....................................................S-9
Underwriting................................................................S-10
Legal Opinions..............................................................S-12


                                   PROSPECTUS

About this Prospectus..........................................................2
Where You Can Find More Information............................................2
Incorporation by Reference.....................................................2
Safe Harbor Statement Under the Private Securities Litigation Reform
  Act of 1995..................................................................3
ALLETE.........................................................................4
ALLETE Capital II and ALLETE Capital III.......................................6
Use of Proceeds................................................................6
Consolidated Ratios of Earnings to Fixed Charges and Ratios of Earnings to
  Fixed Charges and Preferred Dividends........................................7
Description of Common Stock....................................................7
Description of First Mortgage Bonds...........................................11
Description of Debt Securities................................................15
Description of Preferred Trust Securities and Common Trust Securities.........23
Description of the Guarantee..................................................30
Description of Junior Subordinated Debentures.................................33
Plan of Distribution..........................................................42
Experts.......................................................................43
Legal Opinions................................................................44

                        ABOUT THIS PROSPECTUS SUPPLEMENT

     This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this common stock offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

     If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

     This prospectus supplement contains forward looking statements. For a description of these statements and a discussion of the factors that may cause our actual results to differ materially from these statements see "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995" in the accompanying prospectus.

                                     SUMMARY

     This summary highlights information appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary is not complete and does not contain all of the information that you should consider before purchasing the Offered Stock. Unless the context requires otherwise, references to "we", "us" or "our" refer collectively to ALLETE and its subsidiaries.

                                  THE OFFERING

Securities offered by ALLETE.................. 6,500,000 shares of common stock, without par value, together
                                               with attached preferred share
                                               purchase rights.

Indicated current annual dividend rate........ $1.07 per share

1999-2001 price range (through May 23, 2001).. $26.13 - $14.75 (adjusted to reflect a 2:1 stock split on
                                               March 3, 1999)

Shares outstanding at April 30, 2001.......... 75,685,479

Listed........................................ New York Stock Exchange (Symbol:
                                               ALE)

Use of proceeds............................... Net proceeds will be used to repay outstanding commercial
                                               paper and for general corporate
                                               purposes.

                                     ALLETE

     The information in this section replaces in its entirety the information in the "ALLETE" section beginning on page 5 of the accompanying prospectus.

     ALLETE has been incorporated under the laws of the State of Minnesota since 1906. Before September 1, 2000 ALLETE did business under the name Minnesota Power, Inc. On May 8, 2001, ALLETE legally changed its name from Minnesota Power, Inc. to ALLETE, Inc. ALLETE is a multi-services company and has 13,800 employees in 43 states and nine Canadian provinces engaged in its four business segments:

     (1) Energy Services, which include electric and gas services, coal mining and telecommunications;

     (2) Automotive Services, which include a network of vehicle auctions, a finance company and several subsidiaries that are integral parts of the vehicle redistribution business;

     (3)  Water Services, which include water and wastewater services; and

     (4) Investments, which include real estate operations, investments in emerging technologies related to the electric utility industry and a securities portfolio.

ENERGY SERVICES

     The Energy Services segment, which includes Minnesota Power, primarily generates, transmits, distributes, markets and trades electricity. In addition, Energy Services include coal mining and telecommunications in and near Minnesota Power's electric utility service area. As of March 31, 2001, Minnesota Power supplied retail electric service to 130,000 customers in northeastern Minnesota. Superior Water, Light and Power Company, a wholly owned subsidiary, provided electric, natural gas, and water services to 14,000 electric customers, 12,000 natural gas customers and 10,000 water customers in northwestern Wisconsin as of March 31, 2001. Split Rock Energy LLC, formed as an alliance between Minnesota Power and Great River Energy, combines power supply capabilities and customer loads to share market and supply risks and to optimize power trading opportunities. Split Rock contracts for exclusive services from MPEX, Minnesota Power's power marketing division.

     BNI Coal, Ltd., another wholly owned subsidiary, owns and operates a lignite mine in North Dakota. Two electric generating cooperatives, Minnkota Power Cooperative, Inc. and Square Butte Electric Cooperative, presently consume virtually all of BNI Coal's production of lignite coal under cost-plus coal supply agreements expiring in 2027. Under an agreement with Square Butte, Minnesota Power purchases approximately 71 percent of the output from the Square Butte unit which is capable of generating up to 455 megawatts. Minnkota Power has an option to extend its coal supply agreement to 2042.

     Other subsidiaries within the Energy Services business segment include:

     o Electric Outlet, Inc., doing business as Electric Odyssey, which is a retail, catalog and e-commerce merchandiser that sells unique products for the home, office and travel;

     o Minnesota Power Telecom, Inc., which provides high reliability fiber optic-based communication and advanced data services to businesses and communities in Minnesota and Wisconsin; and

     o Rainy River Energy Corporation, which is engaged in wholesale power marketing.

     Minnesota Power has large power contracts to sell power to 12 industrial customers, each requiring 10 megawatts or more of generating capacity. These contracts require the payment of minimum monthly demand charges that cover the fixed costs associated with having capacity available to serve each of these customers, including a return on common equity. Each contract continues past the contract termination date unless the required four-year advance notice of cancellation has been given.

AUTOMOTIVE SERVICES

     Automotive Services include several subsidiaries which are integral parts of the vehicle redistribution business.

     ADESA Corporation, a wholly owned subsidiary, is the second largest vehicle auction network in North America. Headquartered in Indianapolis, Indiana, ADESA owns, or leases, and operates 54 vehicle auction facilities in the United States and Canada through which used cars and other vehicles are sold to franchised automobile dealers and licensed used car dealers. Sellers at ADESA's auctions include domestic and foreign auto manufacturers, car dealers, automobile fleet/lease companies, banks and finance companies. ADESA also owns 21 vehicle auctions in the United States and Canada that provide "total loss" vehicle recovery services to insurance companies.

     Automotive Finance Corporation, another wholly owned subsidiary, provides inventory financing for wholesale and retail automobile dealers who purchase vehicles from ADESA auctions, independent auctions, other auction chains and other outside sources.

     Other subsidiaries within the Automotive Services business segment include:

     o Great Rigs Incorporated, which is one of the nation's largest independent used automobile transport carriers with more than 140 automotive carriers, the majority of which are leased;

     o PAR, Inc., doing business as PAR North America, which provides customized vehicle remarketing services to various customers such as banks, captive finance, commercial fleets and rental car dealers in the United States and Canada;

     o AutoVIN, Inc., 90 percent owned, which provides professional field information service to the automotive industry and the industry's secured lenders. Services provided include vehicle condition reporting, inventory verification auditing, program compliance auditing and facility inspection; and

     o ADESA Importation Services, Inc., which is the second largest independent commercial registered importer of vehicles in the United States.

WATER SERVICES

     Water Services include Florida Water Services Corporation, Heater Utilities, Inc., Georgia Water Services Corporation, Instrumentation Services, Inc. and Americas' Water Service Corporation, each a wholly owned subsidiary. Florida Water, the largest investor owned water supplier in Florida, owns and operates water and wastewater treatment facilities within that state. As of March 31, 2001, Florida Water served 153,000 water customers and 74,000 wastewater customers, and maintained 157 water and wastewater facilities throughout Florida. As of March 31, 2001, Heater Utilities, which provides water and wastewater treatment services in North Carolina, served 44,000 water customers and 5,000 wastewater treatment customers. Georgia Water provides wastewater treatment services to 1,000 customers near Atlanta, Georgia. Instrumentation Services provides predictive maintenance and instrumentation consulting services to water and wastewater utilities in the southeastern United States as well as Texas and Minnesota. Americas' Water Services offers contract management, operations and maintenance services for water and wastewater treatment facilities to governments and industries.

INVESTMENTS

     Investments consist of real estate operations, investments in emerging technologies related to the electric utility industry and an actively traded securities portfolio. Through subsidiaries, ALLETE owns Florida real estate operations at Cape Coral and Lehigh Acres adjacent to Fort Myers, at Palm Coast in northeast Florida and at Sugarmill Woods in Citrus County. Since 1985, ALLETE has invested $39.3 million in start-up companies that are developing technologies that may be used by the electric utility industry. As of March 31, 2001, ALLETE's trading and available-for-sale securities portfolio had a fair value of approximately $118.4 million.

OUTLOOK

Corporate

     We expect to continue to focus on attaining our strategic objectives of substantially growing earnings, achieving market leadership in each of our businesses, significantly enhancing total shareholder return with the objective of increasing our market capitalization to over $4 billion by 2005 and achieving market recognition as a multi-services company. We plan to achieve these goals through selective acquisitions and internal growth while maintaining our credit and security ratings within our businesses. Our $438 million investment in new vehicle auction facilities during 2000, followed by our $62.4 million investment in auction facilities that provide "total loss" vehicle recovery services in January 2001, are consistent with our growth strategy. These investments are expected to contribute to our goal of 12% earnings growth in 2001.

Energy Services

     Energy Services continues to be a strong cash flow generator for us. Our access to and ownership of low-cost power are the greatest strengths of Energy Services and we will continue to look for opportunities to add to our low-cost energy portfolio. We have more than adequate generation to serve our customer base. Energy in excess of our customers' requirements is marketed through MPEX, a division of Minnesota Power, and Split Rock Energy LLC.

     Energy Services continues to pursue plans to construct in partnership with Wisconsin Public Service Corporation a 250-mile, 345-kilovolt transmission line from Wausau, Wisconsin to Duluth, Minnesota and pursue regional wholesale merchant generating plant opportunities. Energy Services intends to seek additional cost savings alternatives and efficiencies, and expand its non-regulated services to maintain its contribution to overall net income.

Automotive Services

     We anticipate earnings from Automotive Services to increase by more than 40% in 2001. This earnings growth includes a 10% to 15% increase in earnings before interest, taxes, depreciation, amortization and lease expense from same store ADESA auction facilities.

     Vehicle sales within the auto auction industry are expected to rise at a rate of 2% to 4% annually over the next several years. With the continuing popularity of leasing and the high cost of new vehicles, a steady flow of vehicles is expected to return to auction. Automotive Services also expects to participate in the industry's growth through selective acquisitions and expanded services. We will continue to look for accretive acquisitions in the wholesale vehicle and "total loss" recovery auction businesses.

     ADESA and Automotive Finance Corporation continue to focus on growth in the volume of vehicles sold and financed, increased ancillary services, and operating and technological efficiencies. Great Rigs Incorporated, PAR, Inc. and ADESA Importation Services, Inc. plan to participate in the growth of auction volume and enhance market share.

Water Services

     Florida Water will continue to grow by selectively acquiring targeted water systems. The strategic emphasis at Heater is growth in North Carolina. Both Florida Water and Heater operate in states that are currently experiencing rapid population growth, which should result in expected annual customer growth of 4% to 7% over the next two years.

Investments

     Over the last five years, sales by real estate operations have been on average three to four times more than the acquisition cost of property sold, creating strong cash generation and profitability. From time to time, our real estate operations may acquire large residential community properties at low cost, add value and sell them at current market prices in order to continue a consistent earnings contribution from this business.

     Our investments in emerging technology funds make capital available to companies developing products and services critical to the future of the electric utility industry. With many of these funds maturing, our investments may add to income in the future. Our securities portfolio will continue to concentrate in market-neutral investment strategies designed to provide stable and acceptable returns without sacrificing needed liquidity.

                         SELECTED FINANCIAL INFORMATION

     You should read the following table in conjunction with the financial statements and notes incorporated by reference into this prospectus supplement and the accompanying prospectus.

                                                  Three Months
                                                  Ended March 31,    Year Ended December 31,
                                                  ---------------    -----------------------
                                                 2001      2000      2000      1999      1998
                                                 ----      ----      ----      ----      ----
                                               (millions of dollars, except per share amounts)
Diluted Earnings Per Share of Common Stock
  Before Capital Re and ACE Transactions.....  $   0.46  $   0.43  $   1.67  $   1.49  $   1.35
  Capital Re and ACE Transactions (a)........         -         -      0.44     (0.52)       -
                                               --------  --------  --------  --------  --------
    Total....................................  $   0.46  $   0.43  $   2.11  $   0.97  $   1.35
                                               ========  ========  ========  ========  ========

Operating Revenue
  Energy Services............................  $  159.4  $  141.6  $  589.5  $  554.5  $  559.8
  Automotive Services........................     211.1     119.5     546.4     406.6     328.4
  Water Services.............................      29.5      28.0     118.6     112.9      95.6
  Investments................................      13.0      33.5      77.4      57.8      55.5
                                               --------  --------  --------  --------  --------
                                               $  413.0  $  322.6  $1,331.9  $1,131.8  $1,039.3
                                               ========  ========  ========  ========  ========

EBITDAL (b)
  Energy Services............................  $   37.4  $   35.3  $  143.7  $  145.1  $  150.5
  Automotive Services........................      57.8      34.4     154.0     114.6      86.9
  Water Services.............................      12.0      10.7      47.8      44.7      34.7
  Investments................................       8.7      18.6      45.0      34.5      33.3
  Corporate Charges..........................      (4.5)     (4.4)    (16.5)    (14.8)    (15.5)
                                               --------  --------  --------  --------  --------
                                               $  111.4  $   94.6  $  374.0  $  324.1  $  289.9
                                               ========  ========  ========  ========  ========

Net Income
  Energy Services............................  $   11.9  $   10.7  $   43.1  $   45.0  $   47.4
  Automotive Services........................      17.7      11.9      48.5      39.9      25.5
  Water Services.............................       3.1       2.4      13.1      12.2       7.5
  Investments................................       5.5      11.5      29.3      26.8      29.6
  Corporate Charges..........................      (5.3)     (6.1)    (15.8)    (19.7)    (21.5)
                                               --------  --------  --------  --------  --------
    Net income before Capital Re and ACE
     Transactions............................      32.9      30.4     118.2     104.2      88.5
  Capital Re and ACE Transactions (a)........         -         -      30.4     (36.2)        -
                                               --------  --------  --------  --------  --------
                                               $   32.9  $   30.4  $  148.6  $   68.0  $   88.5
                                               ========  ========  ========  ========  ========

Selected Balance Sheet Data
  Total assets...............................  $3,097.5  $2,534.2  $2,914.0  $2,312.6  $2,208.9

  Capitalization
    Stockholders' equity.....................  $  917.5  $  856.7  $  900.8  $  817.3  $  797.1
    Mandatorily redeemable preferred
     securities of ALLETE Capital I..........  $   75.0  $   75.0  $   75.0  $   75.0  $   75.0
    Redeemable preferred stock...............         -  $   10.0         -  $   20.0  $   20.0
    Long-term debt...........................  $1,069.5  $  708.9  $  952.3  $  712.8  $  672.2

------------------------
(a) In May 2000 ALLETE sold its investment in ACE Limited ("ACE") common stock, which resulted in an after-tax gain of $30.4 million, or $0.44 per share. The ACE shares were received in December 1999 upon completion of ACE's merger with Capital Re Corporation ("Capital Re"). During 1999 ALLETE recorded an aggregate $36.2 million, or $0.52 per share, after-tax non-cash charge in connection with the valuation and exchange of its investment in Capital Re stock for the ACE shares.

(b) EBITDAL is defined as earnings before interest, taxes, depreciation, amortization and lease expense. EBITDAL is not a measure of performance under U.S. generally accepted accounting principles ("GAAP"). While EBITDAL should not be considered as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity, management understands that EBITDAL is customarily used as a measure in evaluating companies.

                                 CAPITALIZATION

     The following table summarizes the capitalization of ALLETE at March 31, 2001 and its capitalization as adjusted to reflect the issuance and sale of 6,500,000 shares of common stock (assuming no exercise of the underwriters' over-allotment option) contemplated by this prospectus supplement and the application of the net proceeds in the manner described in "Use of Proceeds."

                                                               As of March 31, 2001
                                                             -------------------------
                                                              Actual       Adjusted
                                                             ---------  --------------
                                                     (millions of dollars, except percentages)
CAPITALIZATION
  Stockholders' equity.....................................  $  917.5  $1,065.3    48.21%

  ALLETE obligated mandatorily redeemable preferred
   securities of subsidiary ALLETE Capital I which holds
   solely ALLETE Junior Subordinated Debentures............      75.0      75.0     3.39%

  Long-term debt...........................................   1,069.5   1,069.5    48.40%
                                                             --------  --------   -------

Total capitalization (excluding current maturities)........  $2,062.0  $2,209.8   100.00%
                                                             ========  ========   =======

                                 USE OF PROCEEDS

     The information in this section adds to the information in the "Use of Proceeds" section beginning on page 7 of the accompanying prospectus. Please read these two sections together.

     ALLETE will add the net proceeds from the sale of the Offered Stock to its general funds. ALLETE expects to use its general funds to repay a portion of ALLETE's short-term borrowings. On May 23, 2001, ALLETE had an aggregate of approximately $269 million of short-term borrowings outstanding, which had maturities of up to 22 days and which had a weighted average annual interest rate of 4.79%. ALLETE will invest general funds not immediately used for this purpose or other purposes in short-term instruments.

                            DIVIDENDS AND PRICE RANGE

     The following table sets forth the high and low sales prices per share of the common stock reported on the New York Stock Exchange composite tape and the dividends paid for the indicated periods.

                                                    Price Range
                                                    -----------   Dividends
                                                    High    Low   Per Share
                                                    ----    ---   ---------
     1999  First Quarter.........................  $22.09  $19.53  $0.2675
           Second Quarter........................   21.81   18.94   0.2675
           Third Quarter.........................   19.88   16.56   0.2675
           Fourth Quarter........................   18.69   16.00   0.2675
     2000  First Quarter.........................   18.06   14.75   0.2675
           Second Quarter........................   20.75   16.00   0.2675
           Third Quarter.........................   24.25   17.31   0.2675
           Fourth Quarter........................   25.50   20.13   0.2675
     2001  First Quarter.........................   26.00   20.19   0.2675
           Second Quarter (through May 23, 2001).   26.13   23.10        -

     On April 18, 2001, a quarterly dividend of $.2675 per share was declared payable June 1, 2001 to shareholders of record on May 15, 2001. Holders of the Offered Stock will not be entitled to this dividend.

     The above stock prices are adjusted to reflect a 2:1 stock split of ALLETE's common stock on March 3, 1999.

     The last reported sale price of the common stock on the New York Stock Exchange composite tape on May 23, 2001 was $23.68 per share.

     ALLETE has paid dividends without interruption on its common stock since 1948, the date of initial distribution of the common stock by American Power & Light Company, the former holder of all such stock.

     ALLETE has a direct stock purchase and dividend reinvestment plan ("Invest Direct"). Invest Direct provides investors with a convenient method of acquiring shares of common stock through (i) the reinvestment in common stock of all or a portion of the cash dividends payable on an investor's holdings of common stock, and/or (ii) the investment of optional cash payments pursuant to the terms of Invest Direct. ALLETE reserves the right to suspend, modify, amend or terminate Invest Direct at any time and to interpret and regulate Invest Direct as it deems necessary or desirable in connection with operation of Invest Direct. Shares of common stock are offered for sale under Invest Direct only by means of a separate prospectus available upon request from ALLETE.

                                  UNDERWRITING

     ALLETE is selling the common stock to the underwriters named in the table below pursuant to an underwriting agreement dated the date of this prospectus supplement. ALLETE has agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the number of shares of common stock set forth opposite that underwriter's name in the table below:


Underwriters                                                    Number of Shares
------------                                                    ----------------

UBS Warburg LLC..................................................  3,565,000

Robert W. Baird & Co. Incorporated...............................  1,200,000

Janney Montgomery Scott LLC......................................  1,200,000

ABN AMRO Rothschild LLC..........................................     75,000

A.G. Edwards & Sons, Inc.........................................     75,000

Dain Rauscher Incorporated.......................................     75,000

SunTrust Equitable Securities Corporation........................     75,000

U.S. Bancorp Piper Jaffray Inc...................................     75,000

Ladenburg Thalmann & Co. Inc.....................................     32,000

NatCity Investments, Inc.........................................     32,000

Tucker Anthony Incorporated......................................     32,000

C.E. Unterberg, Towbin...........................................     32,000

Wells Fargo Investments, LLC.....................................     32,000
                                                                   ---------
  Total..........................................................  6,500,000
                                                                   =========

     Under the terms and conditions of the underwriting agreement, the underwriters must buy all of the shares of Offered Stock if they buy any of them. The underwriting agreement provides that the obligations of the underwriters pursuant thereto are subject to approval of legal matters by their counsel, including the validity of the Offered Stock, and other conditions, such as the receipt by the underwriters of officer's certificates and legal opinions. If an underwriter defaults, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. The underwriters will sell the Offered Stock to the public when and if the underwriters buy the Offered Stock from ALLETE.

     ALLETE has granted to the underwriters an option to purchase up to 975,000 additional shares of common stock at the public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus supplement to cover over-allotments, if any. This option is exercisable for a period of 30 days. If the underwriters exercise their over-allotment option, the underwriters have severally agreed, subject to conditions, to purchase shares in approximately the same proportion as set forth in the table above.

     The underwriters propose to offer the common stock directly to the public initially at the offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the common stock to securities dealers at that price less a concession not in excess of $0.56 per share. Securities dealers may reallow a concession not in excess of $0.10 per share on sales to certain other brokers or dealers. The underwriters reserve the right to reject any order for the purchase of shares. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.

     ALLETE, and each of the directors and executive officers of ALLETE, will agree with the underwriters not to sell, offer to sell, hypothecate, grant any option to sell, contract to sell, hedge or otherwise dispose of, directly or indirectly, any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, without the prior written consent of UBS Warburg LLC, except issuances of equity-based awards pursuant to ALLETE's director or employee incentive plans, issuances pursuant to the exercise of outstanding stock options and issuances under Invest Direct.

     The following table provides information regarding the per share and total underwriting discounts and commissions ALLETE will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase up to 975,000 additional shares.

                                                Paid By ALLETE
                                 -----------------------------------------------
                                     No Exercise of          Full Exercise of
                                  Over-Allotment Option    Over-Allotment Option

Per Share.........................      $0.9472                  $0.9472

  Total...........................    $6,156,800                $7,080,320

     ALLETE estimates that its expenses in connection with the sale of the Offered Stock, other than underwriting discounts, will be $350,000. This estimate includes expenses related to the filing fee for the registration statement, printing, transfer agent fees and legal fees, among other expenses.

     The underwriting agreement provides that ALLETE will indemnify the underwriters against, or contribute to payments the underwriters may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933.

     The underwriters may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M of the Securities Exchange Act of 1934. Over-allotment transactions involve syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying securities so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. Neither ALLETE nor any underwriter is making any representation or prediction as to the effect that the transactions described above may have on the price of the common stock. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

     Certain of the underwriters and their affiliates engage in transactions with, and perform services for, ALLETE and its affiliates in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with ALLETE and its affiliates.

                                 LEGAL OPINIONS

     The legality of the Offered Stock will be passed upon for ALLETE by Philip
R. Halverson, Esq., Duluth, Minnesota, Vice President, General Counsel and Secretary for ALLETE, and by Thelen Reid & Priest LLP, New York, New York, counsel for ALLETE, and for the underwriters by Morrison Cohen Singer & Weinstein, LLP. Thelen Reid & Priest LLP and Morrison Cohen Singer & Weinstein, LLP may rely as to all matters of Minnesota law upon the opinion of Mr. Halverson.

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